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                   UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549


                   SCHEDULE 13D/A
                    Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                    RULE 13d-2(a)

                  (Amendment No. 7)
           -----------------------------

           GLOBAL MOTORSPORT GROUP, INC.
         -------------------------------
                  (Name of Issuer)

    Common Stock, par value $0.001 per share
    ----------------------------------------
         (Title of Class of Securities)

                     378937106
              ------------------------
                  (CUSIP Number)

      Wolf, Block, Schorr and Solis-Cohen LLP
              111 South 15th Street
              Philadelphia, PA 19102
      Attention: Herbert Henryson II, Esquire
                  (215) 977-2556
    -------------------------------------------------
      (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                 November 6, 1998
  -------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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  Golden Cycle, LLC hereby amends its Schedule 13D (the
"Schedule 13D") relating to the Common Stock, par value $0.001 per share, of Global Motorsport Group, Inc. to add the following information. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule
13D.

Item 4.  Purpose of Transaction.
    -----------------------

  Item 4 is hereby amended to add the following:

  On November 6, 1998, the Reporting Person issued a press release reporting that it had delivered a written consent to the Company in connection with its consent solicitation and that the Reporting Person believes that the delivery of the consent to the Company will establish Friday, November 6, 1998 as the record date for holders of the Company's common stock entitled to vote on its proposals. The Reporting Person's press release is set forth as Exhibit 14 hereto and is hereby incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.
    ---------------------------------

  Item 7 is hereby amended to add the following:

             14. Press release issued by the Reporting Person on November 6, 1998.
















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                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 6, 1998


                        GOLDEN CYCLE, LLC


                   By: /s/ Roger Grass
                      ----------------
                      Roger Grass
                      Vice President and Treasurer




























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              EXHIBIT INDEX
              -------------

Exhibit No.             Description
                        -----------             -----------

     14                 Press release issued by the Reporting
              Person on November 6, 1998.




































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
                                            Exhibit 14
                                            ----------
FOR IMMEDIATE RELEASE
---------------------             For further information, call:
                                     Alan Miller
                                     Innisfree M&A Incorporated
                                     (212) 750-5831

  GOLDEN CYCLE DELIVERS CONSENT TO GLOBAL MOTORSPORT GROUP

  WYNNEWOOD, PA, November 6, 1998 -- Golden Cycle, LLC announced that it today delivered a written consent to Global Motorsport Group, Inc. (NASDAQ: CSTM) in connection with its consent solicitation. Golden Cycle believes that the delivery of the consent to the company will establish Friday, November 6, 1998 as the record date for holders of Global Motorsport common stock entitled to vote on its proposals to, among other things, remove the current Board of Directors of the company and elect Golden Cycle's nominees to the Board. Golden Cycle's nominees intend to facilitate a proposal which provides shareholders of Global with $19 per share in cash for substantially all of their shares. Global Motorsport purports to have set November 10 as the record date for the solicitation. Golden Cycle believes that the date set by Global Motorsport is not valid under Delaware law since it is more than ten days after the date on which Global's board purports to have adopted a resolution fixing a record date.

  Golden Cycle has retained Jefferies & Company, Inc.
("Jefferies & Company") to act as its financial advisor in connection with Golden Cycle's offer to acquire Global and the Consent Solicitation, for which Jefferies & Company will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Golden Cycle has agreed to indemnify Jefferies & Company and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Jefferies & Company does not admit that it or any of its shareholders, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Jefferies & Company. Andrew Whittaker (an executive vice president) and Louis Fienberg (a senior vice president) of Jefferies & Company may assist Golden Cycle in the solicitation of consents of shareholders. Jefferies & Company engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Jefferies & Company may trade securities of Global for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Jefferies & Company has informed Golden Cycle that as of October 26, 1998, Jefferies & Company held no shares of Global Common Stock for its own account.

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